 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 2021

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Shell sets out expected timetable of Simplification

THE HAGUE, December 20, 2021 – The Board of Royal Dutch Shell plc (Shell) has today decided to proceed with its proposal to simplify the company’s share structure and align its tax residence with its country of incorporation in the UK.

As a result, the Board has also decided to change the company’s name to Shell plc which will be implemented in January 2022, with a further announcement to be made at the time.

Today’s decisions follow the completion of the consultation with the Centrale Ondernemingsraad van Shell Nederland (Central Staff Council of Shell Netherlands) and the Shell European Works Council, and come after a December 10, 2021 shareholder vote giving the Board overwhelming approval for the necessary amendments to the Company’s Articles of Association, which have been adopted with immediate effect.

As described in the circular published on November 15, 2021, the Simplification entails:

  establishing a single line of shares to eliminate the complexity of Shell’s A/B share structure; and
  aligning Shell’s tax residence with its country of incorporation in the UK by relocating Board and Executive Committee meetings, and the CEO and CFO, to the UK; and consequently, changing the company’s name from Royal Dutch Shell plc to Shell plc.

The expected timetable of the principal events for the Simplification is set out in paragraph 1 below.

1.     Expected timetable of principal events

Principal events	Expected date [A]
Shell’s first Board meeting in UK	Friday December 31, 2021
Change of the Company’s name to Shell plc	Week commencing January 24, 2022 [B]
Last day of issuance and cancellation of A ADSs and B ADSs with the ADS depositary	Wednesday January 26, 2022
Last day of dealings in A shares and B shares on Euronext Amsterdam and the London Stock Exchange	Friday January 28, 2022
Last day of dealings in A ADSs and B ADSs on the New York Stock Exchange	Friday January 28, 2022
Effective date of assimilation of A shares and B shares into a single line of ordinary shares	Saturday January 29, 2022 (the “Effective Date”)
Start of dealings in single line of ordinary shares on the London Stock Exchange and assimilation of A and B shares into single line of ordinary shares in CREST Members’ accounts	Monday January 31, 2022
Start of conditional dealings in single line of ordinary shares on Euronext Amsterdam	Monday January 31, 2022
Start of conditional “when issued” trading in single line of ADSs on New York Stock Exchange	Monday January 31, 2022
Start of regular way trading in single line of ADSs on New York Stock Exchange and assimilation of A ADSs and B ADSs into single line of ADSs in DTCC	Tuesday February 1, 2022
Start of unconditional dealings in single line of ordinary shares on Euronext Amsterdam and assimilation of A and B shares into single line of ordinary shares in Euroclear Nederland’s accounts	Wednesday February 2, 2022
First day of issuance and cancellation of single line of ADSs with the ADS depositary	Wednesday February 2, 2022

[A] The dates given are based on current expectations and may be subject to change. If any of the dates above change, the revised dates will be announced via a Regulatory Information Service.
[B] The name change will take effect upon the registrar of companies for England and Wales issuing a new certificate of incorporation. This is expected to take place on Tuesday January 25, 2022. A confirmation via a Regulatory Information Service will be released as soon as reasonably possible after the name change becomes effective.

2.     Dealings and Settlement in relevant markets

No action is required from any shareholder or ADS holder in connection with the Simplification. The existing A shares and B shares will automatically be assimilated into the single line of ordinary shares. This assimilation will not alter the total number of shares held by any shareholder or ADSs held by any ADS holder. The number of ordinary shares held by a shareholder immediately after the assimilation will be equal to the aggregate of the A shares and B shares held by such shareholder immediately before the assimilation. Likewise, the number of ADSs held by an ADS holder immediately after the assimilation will be equal to the aggregate of the A ADSs and B ADSs held by such ADS holder immediately before the assimilation.

No new share certificates will be issued in connection with the Simplification.

2.1       Euronext Amsterdam and Euroclear Nederland

Friday January 28, 2022 will be the last day of dealings in A and B shares on Euronext Amsterdam. Any dealings of the Company’s shares on Euronext Amsterdam on Monday January 31, 2022 and Tuesday February 1, 2022 will be designated as a trade in the single line of ordinary shares on a conditional basis and will be settled in the single line of ordinary shares on Wednesday February 2, 2022 and Thursday February 3, 2022 respectively.

Any dealings in A and B shares made on Thursday January 27, 2022 and Friday January 28, 2022 will settle in Euroclear Nederland as A and B shares on Monday January 31, 2022 and Tuesday February 1, 2022 respectively.

Any position held via Euroclear Nederland in A and B shares at close of business on Tuesday February 1, 2022 will assimilate into a single line of ordinary shares. The assimilated shares will be available at the start of the next business day, Wednesday February 2, 2022.

2.2       London Stock Exchange and Euroclear UK & International (CREST)

Friday January 28, 2022 will be the last day of dealings in A and B shares on the London Stock Exchange. Dealings for normal settlement in the ordinary shares will commence at market opening on Monday January 31, 2022.

Any position directly held in Euroclear UK & International (CREST) will assimilate into a single line of ordinary shares before the start of trading on Monday January 31, 2022.  Any dealings in A and B shares made on Thursday January 27, 2022 and Friday January 28, 2022 will settle as ordinary shares on Monday January 31, 2022 and Tuesday February 1, 2022, respectively.

2.3       New York Stock Exchange and DTCC

Wednesday January 26, 2022 is the last day that the ADS depository will issue and cancel A ADSs and B ADSs. Friday January 28, 2022 will be the last day of trading in A ADSs and B ADSs on the New York Stock Exchange.

Any trading in the single line of ADSs made on the New York Stock Exchange on Monday January 31, 2022 will be designated as a trade in the single line of ADSs on a conditional “when issued” basis trading under the ticker symbol SHEL WI and will be settled in the single line of ADSs on Thursday February 3, 2022.

On Tuesday February 1, 2022 regular way trading in the single line of ADSs will commence at the New York Stock Exchange under ticker symbol SHEL. Any trading in the single line of ADSs made on the New York Stock Exchange on Tuesday February 1, 2022 will be settled in the single line of ADSs on Thursday February 3, 2022 as per the regular T + 2 settlement regime.

Any position held in DTCC in A ADSs and B ADSs after markets close on Monday January 31, 2022 will assimilate into a single line of ADSs before the start of trading on Tuesday February 1, 2022.

Any trading in A ADSs and B ADSs made on the New York Stock Exchange on Thursday January 27, 2022 will settle in DTCC as A ADSs and B ADSs on Monday January 31, 2022. Any trading in A ADSs and B ADSs made on the New York Stock Exchange on Friday January 28, 2022 will settle in DTCC in the single line of ADSs on Tuesday February 1, 2022.

Wednesday February 2, 2022 will be the first day the ADS depository will issue and cancel the ADSs in the single line.

3.     Details of the shares and ADSs

The single line of ordinary shares will continue to be listed on Euronext Amsterdam (“Euronext”) and the London Stock Exchange (the “LSE”). The single line of ADSs will continue to be listed on the New York Stock Exchange (“NYSE”).

From the Effective Date, the ordinary shares and ADSs will trade under the following new identifiers:

New identifiers	Euronext	LSE	NYSE
	Share	Share	ADS
Ticker Symbol	SHELL	SHEL	SHEL
ISIN	GB00BP6MXD84	GB00BP6MXD84	US7802593050
SEDOL	BP6MXT4	BP6MXD8	BPK3CG3
CUSIP	G80827 101	G80827 101	780259 305

Up to the Effective Date, the A and B shares and A ADSs and B ADSs continue to trade under the following existing identifiers:

Existing identifiers for A shares	Euronext	LSE	NYSE
	Share	Share	ADS
Ticker Symbol	RDSA	RDSA	RDS.A
ISIN	GB00B03MLX29	GB00B03MLX29	US7802592060
SEDOL	B09CBL4	B03MLX2	B03MM62
CUSIP	G7690A 100	G7690A 100	780259 206

Existing identifiers for B shares	Euronext	LSE	NYSE
	Share	Share	ADS
Ticker Symbol	RDSB	RDSB	RDS.B
ISIN	GB00B03MM408	GB00B03MM408	US7802591070
SEDOL	B09CBN6	B03MM40	B03MM73
CUSIP	G7690A 118	G7690A 118	780259 107

Each share will continue to have nominal value of €0.07 per share and continue to trade in the following currencies:

  GBP on the LSE
  EUR on Euronext
  USD on NYSE (in ADS form)

Each ADS continues to be equivalent to two ordinary shares.

ENQUIRIES:

Media:

International    +44 (0) 207 934 5550

Notes to editors:

Use of terms
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities.

Forward looking statements
This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell plc’s Form 20-F for the year ended 31 December 2020 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, December 20, 2021. Neither Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

The contents of websites referred to in this announcement do not form part of this announcement.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Contact:

- Linda M. Coulter, Company Secretary

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: December 20, 2021	/s/ Linda Coulter
Linda Coulter
Company Secretary